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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                 SCHEDULE l3D/A
                                      Under
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)


                                IVAX CORPORATION
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                                (Name of Issuer)

                     Common Stock, Par Value $.10 per Share
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                         (Title of Class of Securities)

                                    46582310
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                                 (CUSIP Number)

                                                    with a copy to:
Milan A. Sawdei, Esq.                               Peter H. Ehrenberg, Esq.
Bergen Brunswig Corporation                         LOWENSTEIN SANDLER PC
4000 Metropolitan Drive                             65 Livingston Avenue
Orange, California  92868-3510                      Roseland, New Jersey  07068
(714) 385-4000                                      (973) 597-2500
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 August 15, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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B2547/110
11/04/98SCH13D98.DOC

CUSIP NO. 46582310

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     1)     Names of Reporting Persons (I.R.S. Identification No. of Above
            Person):

                       Bergen Brunswig Corporation
                  I.R.S. Identification No. 22-1444512

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     2)     Check the Appropriate Box if a Member of a Group (See Instructions):
            (a)
            (b)

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     3)     SEC Use Only

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     4)     Source of Funds (See Instructions):               Not Applicable

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     5)     Check if Disclosure of Legal  Proceedings is Required Pursuant
            to Items 2(d) or 2(e):


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     6)     Citizenship or Place of Organization:                New Jersey

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            Number of              7) Sole Voting Power:                  0
            Shares Beneficially       ----------------------------------------
                                   8) Shared Voting Power:                0
                                      ----------------------------------------
            Owned by               9) Sole Dispositive Power:             0
            Each Reporting            ----------------------------------------
            Person With:          10) Shared Dispositive Power:           0
                                      ----------------------------------------

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     11)    Aggregate Amount Beneficially Owned by Each Reporting Person: 0

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     12)    Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares (See Instructions):

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     13)    Percent of Class Represented by Amount in Row (11):           0%

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     14)    Type of Reporting Person (See Instructions):                 CO

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         The Schedule 13D previously filed by Bergen Brunswig Corporation, a New
Jersey corporation ("Bergen"), with respect to the Common Stock, par value $.10 per share (the "Common Stock"), of IVAX Corporation, a Florida corporation (the "Issuer"), is amended and supplemented as follows:

         Item 2.           IDENTITY AND BACKGROUND

                  Item 2 is amended as follows:

         John Calasibetta is no longer a director or executive officer of Bergen.

         Item 4.           PURPOSE OF TRANSACTION.

                  Item 4 is amended and supplemented as follows:

         On August 15, 1997, the Issuer and Bergen agreed to settle the then pending litigation relating to the termination of the Agreement and Plan of Merger (the "Merger Agreement"), dated as of November 10, 1996, between, among others, the Issuer and Bergen. Pursuant to the terms of the settlement, each of
(i) the Stock Option Agreement, dated November 10, 1996, between the Issuer and Bergen relating to an option to purchase up to 30,177,347 shares of Common Stock granted to Bergen by the Issuer, (ii) the Stock Option Agreement, dated as of November 10, 1996, between the Issuer and Bergen relating to an option to purchase up to 9,953,076 shares of Class A Common Stock, par value $1.50 per share (the "Bergen Common Stock"), granted to the Issuer by Bergen, (iii) the Voting Agreement, dated as of November 10, 1996, between the Issuer and Robert
E. Martini, pursuant to which Mr. Martini agreed to vote his shares of Bergen Common Stock in favor of the transactions contemplated by the Merger Agreement, and (iv) the Voting Agreement, dated as of November 10, 1996, between Bergen and Dr. Phillip Frost, pursuant to which Dr. Frost agreed to vote his shares of Common Stock in favor of the transactions contemplated by the Merger Agreement were terminated.

                                    Signature

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                     BERGEN BRUNSWIG CORPORATION


                                 By: /s/      Milan A. Sawdei
                                    --------------------------------------------
November 4, 1998                 Name:        Milan A. Sawdei
                                 Title:       Executive Vice President,
                                              Chief Legal Officer and Secretary